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                                                        Filed by PPL Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of
                                                                            1934
                                                Subject Company: PPL Corporation
                                                   Commission File No. 001-11459

                                   PPL Corporation and PPL Capital Funding, Inc.
                                              Registration Statement on Form S-4
                                                     Registration No. 333-108450

The following press release was issued as of November 17, 2003 by PPL
Corporation:

     PPL Commences Exchange Offer for its Outstanding 7-3/4% PEPS(SM) Units

              Offer set to expire at 5:00 p.m., New York City time,
                              on December 18, 2003

Contacts: Innisfree M&A Incorporated, for holders of outstanding PEPS(SM) Units, at 877-825-8777. (Banks and brokers may call collect at 212-750-5833.) George Biechler, PPL, for news media, at 610-774-5997

            ALLENTOWN, Pa. (Nov. 17, 2003) -- PPL Corporation (NYSE: PPL) today commenced an exchange offer to holders of its outstanding 7-3/4% Premium Equity Participating Security Units (the outstanding PEPS Units) in order to reduce its future interest expense.

            Under the exchange offer, up to $572.5 million aggregate stated amount of the outstanding PEPS Units can be exchanged for PPL's 7-3/4% Premium Equity Participating Security Units, Series B (the new PEPS Units) and a cash payment by PPL of $0.375 for each validly tendered and accepted outstanding PEPS Unit.

            The exchange offer is scheduled to expire at 5 p.m., New York City time, on December 18, 2003, unless earlier terminated or extended by PPL. The conditions of the exchange offer, which may be waived by PPL, include, among other things, the valid tender at the expiration of the exchange offer of at least 35 percent of the outstanding PEPS Units and the continued listing of the outstanding PEPS Units on the New York Stock Exchange (NYSE).

            The outstanding PEPS Units, which were issued in May 2001, consist of a five-year trust preferred security with an initial fixed interest rate of 7-3/4% and a forward sales contract that requires the holders to purchase PPL's common stock at a designated price in May 2004. The new PEPS Units will consist of a debt security with an initial fixed
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interest rate of 7-3/4% and an identical forward sales contract. In 2004, PPL is required to remarket the fixed income securities that are components of the PEPS Units.

            One of the significant differences between the new PEPS Units and the outstanding PEPS Units is that, at the remarketing, the fixed income securities that will be components of the new PEPS Units will become senior unsecured debt obligations of PPL Capital Funding, Inc., guaranteed on a senior basis by PPL. The fixed income securities that are components of the outstanding PEPS Units will remain trust preferred securities that represent undivided beneficial interests in the subordinated notes of PPL Capital Funding, guaranteed on a subordinated basis by PPL. As such, based on the current investment grade credit ratings on senior unsecured debt of PPL Capital Funding guaranteed on a senior basis by PPL, PPL expects the remarketed debt securities of the new PEPS Units to have an investment grade rating. Conversely, since the trust preferred securities of the outstanding PEPS Units are rated below investment grade, PPL expects the remarketed trust preferred securities to remain rated below investment grade. PPL expects the interest rate on the remarketed debt securities to be lower than the interest rate on the remarketed trust preferred securities.

            Morgan Stanley & Co. Incorporated is serving as the dealer manager for the exchange offer, and JPMorgan Chase Bank is serving as the exchange agent. A registration statement has been filed with the Securities and Exchange Commission but the registration statement has not yet become effective and may be amended from time to time. The prospectus which is part of the registration statement related to the exchange offer and a letter of transmittal and other materials related to the exchange offer are available free of charge from the information agent: Innisfree M&A Incorporated, 501 Madison Avenue, New York, New York 10022 (877-825-8777). (Banks and brokers may call collect at 212-750-5833.)

            The registration statement, prospectus and other materials related to the exchange offer may also be obtained free of charge at the Securities and Exchange Commission's Web site (www.sec.gov). THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE EXCHANGE OFFER.

            PPL Corporation, headquartered in Allentown, Pa., controls about 11,500 megawatts of generating capacity in the United States, sells energy in key U.S. markets, and delivers electricity to customers in Pennsylvania, the United Kingdom and Latin America.

The securities may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to exchange or buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.
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Certain statements contained in this news release, including statements with respect to future interest expense, are "forward-looking statements" within the meaning of the federal securities laws. Although PPL Corporation believes that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements. Any such forward-looking statements should be considered in conjunction with PPL Corporation's Form 10-K and other reports on file with the Securities and Exchange Commission.